InPhonic, Inc. 1010 Wisconsin Ave, NW Suite 600 Washington, DC 20007 (202) 333-0001 (202) 333-8280 Fax

September 8, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4-7

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	InPhonic, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the quarterly period ended June 30, 2006

File No. 0-51023

Dear Mr. Spirgel:

This letter is submitted in response to the letter dated August 15, 2006 from the staff of the Securities and Exchange Commission (the “Staff”), herein referred to as the Comment Letter. Our discussion below is presented in order of the comments within the Comment Letter. We have reproduced those comments for ease of reference.

Form 10-K for the fiscal year ended December 31, 2005

Note 2(b) – Use of Estimates, page F-10

1.	Tell us and disclose specifically which periods were impacted by the correction of the computational error related to your overstatement of depreciation expense. Tell us why you do not believe the impact of the adjustment was material to any of the quarterly or annual reporting periods.

RESPONSE TO COMMENT 1:

The financial statements for the periods affected by the correction of the computational error related to the overstatement of depreciation expense were those for the fiscal years ended 2001, 2002, 2003, 2004 and for the respective quarterly reporting periods. We will include the disclosure of this fact in our future filings.

September 8, 2006

Mr. Larry Spirgel

In making our determination that the impact of the misstatements was not material, we considered the guidance of Staff Accounting Bulletin No. 99 (“SAB 99”) in that we considered both quantitative and qualitative factors in assessing the materiality.

The impact was less than 0.5% of total assets and such misstatements did not exceed 0.5% of total assets in any one specific period. The impact of such misstatements did not exceed 0.5% of the total operating expenses in any one specific period. The impact of the misstatements did not exceed 2.5% of our net loss attributable to common stockholders for any of the annual or quarterly reporting periods.

Although we believed the impact of the misstatement was not quantitatively material in relation to our assets, operating expenses and net loss attributable to common stockholders, we believed it was necessary to consider certain qualitative aspects in determining whether the misstatement was material. Depreciation expense is a non-cash measure that we believe is not a significant measure used by our investors and it does not impact our ability to borrow funds. We believe that investors may place a greater significance of their analyses on certain non-GAAP measures such as EBITDA which would not be impacted by the misstatements. With respect to non-GAAP measures that include depreciation, such as EBT, the misstatements would have decreased the overall net loss. The misstatements had no impact on our compliance with debt covenants and did not involve the concealment of an unlawful transaction or an illegal act.

These qualitative factors were important in our assessment since they added persuasive information in forming our conclusion that a judgment of a reasonable investor would not have changed had the misstatement been recorded in the appropriate period.

Based on these quantitative and qualitative considerations, we determined that in accordance with SAB 99, the misstatements were deemed not to be material to any of the reporting periods disclosed.

Note 2(d) – Financial Instruments

Concentration of Credit Risk, page F-10

2.	Please comply with Item 101 of Regulation S-K and identify the name of each of customer that comprises 10 percent or more of your consolidated net revenue.

RESPONSE TO COMMENT 2:

On page 13 of our Form 10-K for the fiscal year ended December 31, 2005, we disclosed that Cingular, T-Mobile and Sprint/Nextel each represented greater than 10% of our revenue. In future filings we will continue to include disclosure of this information in the Business section of Item 1 of Part 1 in compliance with Item 101

September 8, 2006

Mr. Larry Spirgel

of Regulation S-K Section C (1), paragraph (vii). We believe that our disclosure in footnote 2(d) on page F-10 is in compliance with SFAS 131. SFAS 131 paragraph 39 states:

“If revenues from transactions with a single external customer amount to 10 percent or more of an enterprise’s revenues, the enterprise shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. The enterprise need not disclose the identity of a major customer or the amount of revenues that each segment reports from that customer.”

Note 2(h) – Revenue Recognition, page F-13

3.	Tell us and disclose more specifically what a satellite activation certificate is, how you account for them when purchased prior to resale to the customer, and how you recognize revenue from the sale of these certificates.

RESPONSE TO COMMENT 3:

A satellite activation certificate is a voucher issued by a satellite television carrier that gives the holder the right to redeem the certificate to enable the satellite television carrier to install satellite television services. We obtained the satellite certificates as part of the acquisition of the Dish Network supplier relationship and were recorded into inventory at fair market value.

Our revenue is recognized at the time of sale of the certificate to the customer less a returns reserve. Our customers pay us for the certificate at the time of sale and have a 30-day period following the sales date to return the certificate for a full refund. We have no further performance obligation to the customer following the delivery of the certificate (which occurs on the sales date) and expiration of the returns period.

For the fiscal year ended 2005, revenue related to the sale of certificates was approximately $1.4 million or 0.43% of total revenue. In future filings and commensurate with the materiality of the revenue to the consolidated financial statements, we will include more specific disclosure.

Note 3 – Business Acquisitions, page F-20

4.	We note that you utilized a third party valuation specialist to fair value the intangible assets for both of your acquisitions. While you are not required to make reference to the outside expert, when you do you should disclose the name of the expert and include the consent of the expert. If you decide to delete your reference to the outside evaluation, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

September 8, 2006

Mr. Larry Spirgel

RESPONSE TO COMMENT 4:

We note your comment and will disclose, in future filings, the name of the expert and include the consent of the expert or we will include disclosure to explain the theoretical models and assumptions we used to determine the valuation.

Note 5 – Long-lived Assets, page F-24

5.	Please tell us in detail how you concluded that your supplier relationships are indefinite-lived intangible assets under paragraph 11 of SFAS 142.

RESPONSE TO COMMENT 5:

In connection with our acquisition of the assets of VMC, the purchase price was allocated to one supplier relationship for relationship with Echostar, Inc. (“Dish Network”) and is considered an indefinite lived intangible asset. This supplier relationship is integral to the satellite activation services provided to the Company because we earn all revenue from our satellite activation unit from Dish Network. At the time of our acquisition and as part of our annual impairment analysis of the goodwill and intangible assets in accordance with SFAS 142, we evaluate and update our assessment of the useful lives of our intangible assets. In performing this assessment we consider the legal, regulatory, contractual, competitive, economic, and other factors in paragraph 11 of SFAS 142. Based on those considerations, we have determined that the supplier relationship with Dish Network will continue to contribute to cash flows over an indefinite period. If this supplier relationship terminates, the satellite activation unit will not continue to operate in its existing state. The contract is based on a fixed annual term, however, there is automatic renewal of the relationship with no cost. The acquired company has historically renewed the contract with Dish Network, and there is intent on both sides of the arrangement to continue the relationship. The supplier relationship has been identified as a separate identifiable intangible asset in accordance paragraph 39 of SFAS 141. However, the supplier relationship has characteristics of goodwill in that this intangible asset will continue to contribute cash flows over the life of the business unit with an insignificant amount of maintenance expenditures. As part of our annual FAS 142 impairment analysis for intangible assets, we view the supplier relationship with Dish Network as a separate reporting unit as management separately reviews the Dish Network operating results.

6.	Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are. Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.

September 8, 2006

Mr. Larry Spirgel

RESPONSE TO COMMENT 6:

We considered paragraph 30 of SFAS 142 and the relevant guidance in EITF 98-3 in our determination of reporting units. Based on our analysis, we have determined that we have four reporting units; Wireless Activation Services (“WAS”), MVNE Services, Data Services, and Satellite Activation Services. Our determination was based on paragraph 30 of SFAS 142 in that a reporting unit was an operating segment or one level below an operating segment in which discrete financial information is available, and segment management regularly reviews the operating results. These reporting units are consistent with our assessment under paragraphs 10 through 15 under SFAS 131 with the exception that the Satellite Services and WAS are combined as a single segment under SFAS 131 as Data Services does not represent significant revenues of the Company, less than 1% of total revenue for fiscal year 2005. Of these segments, we have assigned goodwill to the WAS and Data Services Segment.

Note 6(a) – Bank Facilities, page F-26

7.	We note you obtained a waiver for the covenant violations on your bank facility. Please tell us:

•	When the violation occurred,

•	If the violation was waived without further modification to your covenants,

•	If a grace period was extended to comply, and

•	If any new terms have been negotiated for future periods.

Tell us your consideration of paragraph 5 of SFAS 78 in your classification of your debt as of December 31, 2005.

RESPONSE TO COMMENT 7:

We considered paragraph 5 of SFAS 78 in our determination of the classification of debt. We violated the covenant to maintain a minimum EBITDA threshold for the quarter ended December 31, 2005. The bank delivered a simultaneous notice of default and waiver of the covenant violation and the bank relinquished its right to call the debt as a result of the minimum EBITDA violation at December 31, 2005. This waiver was obtained without modification of our covenants and no new terms were negotiated as a result of the violation. We are required to comply with the minimum EBITDA covenant for the quarter ended March 31, 2006 and the quarters ending thereafter. In determining the appropriate of our classification of the related debt, we assessed the probability of violating this covenant in 2006. Of note, there have been no violations of our debt covenants subsequent to December 31, 2005. As such, and as a result of the waiver, the debt was not callable. The debt was classified as long-term in accordance with paragraph 5 of SFAS 78.

September 8, 2006

Mr. Larry Spirgel

Note 10 – Commitments and Contingencies

Legal Matters, page F-34

8.	Tell us and disclose if you have accrued for the proposed FCC fine of $820,000, and if not, why you believe the accrual is not necessary.

RESPONSE TO COMMENT 8:

We have not accrued amounts for the proposed FCC fine as we do not believe the accrual is necessary in accordance with FASB Concepts Statement 6 or SFAS 5.

The FCC filed a Notice of Apparent Liability (“NAL”) relating to our former Liberty Wireless business on July 25, 2005 in which it preliminarily proposed to fine us $820,000. The fine was due to the FCC’s tentative conclusions that between 2002 and 2004 we failed to register with the FCC, failed to file certain reporting worksheets, and as a result, failed to contribute to certain Universal Service Fund mechanisms overseen by the FCC. We filed a response on August 24, 2005 in which we indicated that it is inappropriate to assess any penalty under the circumstances cited by the FCC. The FCC has not responded to our legal arguments and there is no obligation for it to do so. The FCC has several alternatives: (1) allow the proceeding to lapse, (2) issue an order to dismiss its NAL, or (3) issue an order determining that we have some amount of legal liability. If the FCC issues an order determining that we are liable, the FCC could conclude that no fine is in order or that a fine in some amount up to but not exceeding the $820,000 is appropriate. In the event, the FCC does not dismiss the NAL, and issues an order finding us liable, we have the right to appeal such a decision either to the FCC or to the federal court.

We do not believe that the proposed fine meets the definition or has characteristics of a liability in accordance with paragraph 35 to 38 of FASB Concepts Statement 6. Our belief is that currently, the fine cannot be deemed probable nor does it present a legal obligation to provide a future economic sacrifice either in cash or other assets. Additionally, we believe that the fine does not hold the essential characteristics of a liability per paragraph 36. We do not believe we have a present duty or responsibility to make a probable future economic sacrifice nor do we lack discretion to possibly avoid a future sacrifice.

As we do not meet the characteristics of a liability in accordance with FASB Concepts Statement 6, we considered the guidance in FAS 5 for contingent liabilities. Based on the facts and circumstances, we do not believe a fine is appropriate, nor at this time, reasonably estimable. As such, and in accordance with paragraphs 8 and 10 of FAS 5, we have not accrued, nor is it appropriate to accrue a liability.

September 8, 2006

Mr. Larry Spirgel

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you have any questions regarding the Company’s response, please contact the undersigned at (202) 350-6123 or George Moratis, Senior Vice President – Financial Reporting and Analysis at (703) 636-4719.

Sincerely,

/s/ Lawrence S. Winkler
Lawrence S. Winkler
Chief Financial Officer

cc	Mr. Kyle Moffatt, Branch Chief Accountant
Mr. Bob Carroll, Staff Accountant
Mr. Peter Astiz, DLA